Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2024

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at January 31, 2024	As at April 30, 2023
	Notes	($)	($)
Assets
Current Assets
Cash	3	2,613	14,306
Restricted cash	3	110	110
Short-term investments	4	8,127	38,340
Inventories	5	180,529	85,561
Prepaids and other receivables		3,325	511
		194,704	138,828

Non-current Assets
Right-of-use asset		192	96
Royalties	6	46,384	46,864
		46,576	46,960

		241,280	185,788

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		760	549
Government loan payable		—	40
Margin loan payable	7	—	9,726
Current portion of lease liability		37	21
		797	10,336
Non-current Liability
Non-current portion of lease liability		166	83
		166	83

		963	10,419
Equity
Issued capital	8	214,010	167,277
Reserves	8	6,368	6,319
Retained earnings/(accumulated deficit)		18,294	(11,855)
Accumulated other comprehensive income		1,645	13,628
		240,317	175,369
		241,280	185,788

Commitments (Note 12)

Subsequent events (Note 13)

Approved by the Board of Directors:

/s/ “Neil Gregson”
Neil Gregson Director

/s/ “Vina Patel”
Vina Patel Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	Notes	For the three months ended January 31,		For the nine months ended January 31,
		2024	2023	2024	2023
		($)	($)	($)	($)
Revenue
Sales of uranium inventory		15,154	—	30,472	—
Royalty revenue		6	—	6	—
Cost of sales
Cost of uranium inventory		(9,453)	—	(20,508)	—
Gross profit		5,707	—	9,970	—

Expenses
Salaries and directors' fees	10	(256)	(261)	(781)	(695)
Office and administration		(563)	(1,318)	(2,736)	(2,273)
Professional fees and insurance		(242)	(246)	(1,096)	(1,076)
Transfer agent and regulatory fees		(60)	(65)	(657)	(403)
Share-based compensation		(186)	(113)	(614)	(849)
Operating income (loss) for the period		4,400	(2,003)	4,086	(5,296)

Other items
Other income		188	146	198	146
Interest expense		(4)	(464)	(6)	(1,284)
Interest income		378	49	472	60
Net foreign exchange gain (loss)		(1,636)	288	(670)	(476)
Income (loss) before taxes		3,326	(1,984)	4,080	(6,850)
Deferred income tax recovery		192	186	127	338
Net income (loss) for the period		3,518	(1,798)	4,207	(6,512)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Gain on revaluation of short-term investments	4	1,696	1,332	14,237	2,506
Deferred tax expense on short-term investments	4	(192)	(186)	(127)	(338)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		(568)	(362)	(151)	522
Total other comprehensive income for the period		936	784	13,959	2,690

Total comprehensive income (loss) for the period		4,454	(1,014)	18,166	(3,822)

Net income (loss) per share
Basic earnings (loss) per share		0.03	(0.02)	0.04	(0.07)
Diluted earnings (loss) per share		0.03	(0.02)	0.04	(0.07)
Weighted average number of shares outstanding
Basic	8	112,544,430	99,126,202	105,083,827	97,415,996
Diluted	8	120,575,341	99,126,202	111,844,939	97,415,996

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		Number of Common	Issued Capital	Reserves	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total
	Notes	Shares	($)	($)	($)	($)	($)
Balance at April 30, 2022		95,546,314	152,444	5,488	(12,143)	18,847	164,636
Common shares issued upon exercise of warrants		49,614	112	(12)	—	—	100
Common shares issued upon exercise of options		37,500	179	(48)	—	—	131
At-the-Market offering:
Common shares issued for cash		4,029,021	14,589	—	—	—	14,589
Agents' fees and issuance costs		—	(365)	—	—	—	(365)
Share-based compensation		—	—	849	—	—	849
Net loss for the period		—	—	—	(6,512)	—	(6,512)
Total other comprehensive income		—	—	—	—	2,690	2,690
Balance at January 31, 2023		99,662,449	166,959	6,277	(18,655)	21,537	176,118
Common shares issued upon exercise of warrants		141,280	318	(36)	—	—	282
Transfer of other comprehensive income to accumulated deficit upon disposal of short-term investments		—	—	—	6,131	(6,131)	—
Share-based compensation		—	—	78	—	—	78
Net income for the period		—	—	—	669	—	669
Total other comprehensive loss		—	—	—	—	(1,778)	(1,778)
Balance at April 30, 2023		99,803,729	167,277	6,319	(11,855)	13,628	175,369
Common shares issued upon exercise of warrants	8	2,251,520	5,068	(565)	—	—	4,503
Public offering:
Common shares issued for cash	8	10,205,000	40,948	—	—	—	40,948
Underwriters' fees and issuance costs	8	—	(2,729)	—	—	—	(2,729)
At-the-Market offering:
Common shares issued for cash	8	870,910	3,534	—	—	—	3,534
Agents' fees and issuance costs	8	—	(88)	—	—	—	(88)
Transfer of other comprehensive income to retained earnings upon disposal of short-term investments	4	—	—	—	25,942	(25,942)	—
Share-based compensation	8	—	—	614	—	—	614
Net income for the period		—	—	—	4,207	—	4,207
Total other comprehensive income		—	—	—	—	13,959	13,959
Balance at January 31, 2024		113,131,159	214,010	6,368	18,294	1,645	240,317

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the nine months ended January 31,
	2024	2023
	($)	($)
Operating activities
Net income (loss) before tax for the period	4,080	(6,850)
Adjustments for:
Depreciation	13	18
Interest expense	6	1,284
Interest income	(472)	(60)
Other income	(167)	(146)
Share-based compensation	614	849
Others	(18)	—
Net foreign exchange loss	588	530
Net changes in non-cash working capital items:
Inventories	(94,639)	(7,512)
Prepaids and other receivables	(2,815)	1,470
Accounts payable and accrued liabilities	211	167
Cash used in operating activities	(92,599)	(10,250)

Investing activities
Investment in royalties	—	(139)
Interest received	472	61
Net proceeds from sale of short-term investments	45,386	260
Investment in short-term investments	(769)	—
Restricted cash deposit	—	587
Cash generated from investing activities	45,089	769

Financing activities
Proceeds from public offering, net of underwriters' fees and issuance costs	38,219	—
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	3,446	14,223
Proceeds from common shares issued upon exercise of options and warrants	4,503	230
Net proceeds/(repayment) of margin loan	(9,559)	2,179
Repayment of government loan	(30)	—
Payments of lease liability	(7)	(20)
Interest and fees paid	(167)	(1,165)
Cash generated from financing activities	36,405	15,447

Effect of exchange rate changes on cash	(588)	—

Net increase (decrease) in cash	(11,693)	5,966
Cash
Beginning of period	14,306	4,385
End of period	2,613	10,351

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. ("URC" or "the Company") is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and trading in physical uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

The Company was listed on the TSX Venture Exchange (the "TSX-V"). Effective as of market close on July 5, 2023, the Company was delisted from the TSX-V and effective on July 6, 2023, the Company is listed on the Toronto Stock Exchange (the "TSX" and together with the TSX-V, as applicable, the "Exchange"). The Company's common shares and common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the "Listed Warrants"), are listed on the TSX under the symbols "URC" and "URC.WT", respectively. The Company's common shares are traded on the NASDAQ Capital Market under the symbol "UROY".

2. Basis of Preparation

2.1 Statement of compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2023.

These condensed interim consolidated financial statements were authorized for issue by the Company's board of directors on March 15, 2024.

2.2 Basis of presentation

The Company's condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's condensed interim consolidated financial statements are presented in Canadian dollars ("$" or "dollars") which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's annual consolidated financial statements for the year ended April 30, 2023. The Company's interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and its wholly-owned subsidiaries, being Uranium Royalty (USA) Corp. ("URUSA") and Reserve Minerals, LLC ("RM"). Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of URUSA and RM are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of URUSA and RM is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3. Cash and Restricted Cash

As at January 31, 2024, the Company held cash of $2,613 (April 30, 2023: $14,306). In addition, the Company held restricted cash of $110 (April 30, 2023: $110). Restricted cash held at January 31, 2024 relates to security for a corporate credit card.

4. Short-term Investments

	As at January 31, 2024	As at April 30, 2023
	($)	($)
Fair value, at the beginning of the period/year	38,340	51,787
Additions for the period/year	936	2,996
Disposals for the period/year	(45,386)	(16,551)
Fair value adjustment due to foreign exchange rate change for the period/year	(79)	1,742
Fair value adjustment due to share price change for the period/year	14,316	(1,634)
Fair value, at the end of the period/year	8,127	38,340

As at January 31, 2024, the fair value of the Company's investment in Queen's Road Capital Investment Ltd. ("QRC") and Yellow Cake plc ("Yellow Cake") are $8,127 (April 30, 2023: $6,249) and $Nil (April 30, 2023: $32,091), respectively.

Pursuant to an agreement between Yellow Cake and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of triuranium octoxide ("U3O8") per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at January 31, 2024. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake and common shares of QRC are listed on the Alternative Investment Market of the London Stock
Exchange and the TSX, respectively. During the nine months ended January 31, 2024, the Company disposed of all of its investment in Yellow Cake ordinary shares for net proceeds of $45,386. The Company realized a gain of $28,925 (2023: $Nil) which had already been included in accumulated other comprehensive income. This gain was transferred to retained earnings net of tax of $2,983 (2023: $Nil).

During the three months ended January 31, 2024, the Company recognized a change in fair value of short-term investments in an aggregate of $1,696 (2023: $1,332) and deferred income tax of $192 (2023: $186) in other comprehensive income, respectively.

During the nine months ended January 31, 2024, the Company recognized a change in fair value of short-term investments in an aggregate of $14,237 (2023: $2,506) and deferred income tax of $127 (2023: $338) in other comprehensive income, respectively.

5. Inventories

As at January 31, 2023, the Company holds 2,499,106 pounds U3O8 (April 30, 2023: 1,548,068 pounds U3O8). The carrying value of $180,529 (April 30, 2023: $85,561) includes the Company's entitlement of the uranium production from the McArthur River mine up to calendar year 2023 and an accrual for the Company's royalty in-kind payment for the month of January 31, 2024. The accrued royalty in-kind payment is pro-rated based on the planned production of 18 million pounds U3O8 from the McArthur River mine, as published by the operator, for the calendar year 2024.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6. Royalties

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2022	43,880	143	44,023
Additions	282	(143)	139
Foreign currency translation	521	—	521
Balance, as at January 31, 2023	44,683	—	44,683
Additions	2,031	—	2,031
Depletion	(147)	—	(147)
Foreign currency translation	297	—	297
Balance, as at April 30, 2023	46,864	—	46,864
Depletion	(329)	—	(329)
Foreign currency translation	(151)	—	(151)
Balance, as at January 31, 2024	46,384	—	46,384

	Cost			Accumulated Depletion			Carrying Amount
	April 30, 2023	Foreign Currency Translation	January 31, 2024	April 30, 2023	Depletion	January 31, 2024	January 31, 2024
	($)	($)	($)	($)	($)	($)	($)
Anderson project	7,751	(68)	7,683	—	—	—	7,683
Churchrock project	792	(7)	785	—	—	—	785
Cigar Lake project	4,704	—	4,704	—	—	—	4,704
Dawn Lake project	282	—	282	—	—	—	282
Dewey-Burdock project	1,445	(13)	1,432	—	—	—	1,432
Energy Queen project	68	—	68	—	—	—	68
Lance project	1,781	(15)	1,766	—	—	—	1,766
Langer Heinrich project	2,822	—	2,822	—	—	—	2,822
McArthur River project	11,543	—	11,543	(147)	(329)	(476)	11,067
Michelin project	4,262	—	4,262	—	—	—	4,262
Reno Creek project	305	(3)	302	—	—	—	302
Roca Honda project	167	(1)	166	—	—	—	166
Roughrider project	5,923	—	5,923	—	—	—	5,923
San Rafael project	546	(5)	541	—	—	—	541
Slick Rock project	3,076	(26)	3,050	—	—	—	3,050
Whirlwind project	68	—	68	—	—	—	68
Workman Creek project	1,476	(13)	1,463	—	—	—	1,463
	47,011	(151)	46,860	(147)	(329)	(476)	46,384

The Company's royalties are detailed below:

Anderson, Slick Rock and Workman Creek Projects

The Company holds a 1% net smelter return royalty for uranium on Anderson project, Slick Rock project, and Workman Creek project in the USA.

Michelin Project

The Company holds a 2% gross revenues royalty on the Michelin property in Canada.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6. Royalties (continued)

Churchrock and Roca Honda Projects

The Company holds a 4% net smelter return royalty on the Churchrock property and a 4% gross revenues royalty on a portion of the Roca Honda property in the USA. The Roca Honda royalty is subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.

Dewey-Burdock Project

The Company holds a 30% net proceeds royalty and a 2% to 4% gross value royalty on a portion of the Dewey-Burdock property in the USA.

Lance Project

The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area in the USA.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Reno Creek Project

The Company holds a 0.5% net profit interest royalty, with a maximum amount payable thereunder of US$2.5 million, on a portion of the Reno Creek property in the USA.

Roughrider Project

The Company holds a 1.97% net smelter return royalty on the Roughrider property in Canada.

Energy Queen, San Rafael and Whirlwind Projects

The Company holds a 1% gross value royalty on portions of the Energy Queen project, a 2% net smelter return royalty on portions of the San Rafael project and a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind project in the USA. The Company may choose to take product payment in physical ore or concentrates produced from the Energy Queen and Whirlwind projects.

Cigar Lake, McArthur River and Dawn Lake Projects

The Company holds (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. ("Orano") on the McArthur River project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profit interest ("NPI") royalty on a 3.75% share of overall uranium production, drawn from Orano's approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake project (the "Waterbury Lake / Cigar Lake Project") located in Saskatchewan, Canada, and (iii) a 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production from the Dawn Lake project located in Saskatchewan, Canada.

The Company has elected to receive royalty proceeds from the McArthur River mine through delivery of physical uranium. As a result, the Company recorded a depletion of $98 and $329 (2023: $Nil and $Nil) on the McArthur River royalty and an increase in inventory by the same amount during the three and nine months ended January 31, 2024, respectively.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Margin Loan Payable

On May 7, 2021, as amended and restated on January 17, 2023, the Company established a margin loan facility for a maximum amount of approximately $18,552 (US$15 million) (the "Facility"). The margin loan was subject to an interest rate of Adjusted Term SOFR Rate plus 5.50% per annum and the unutilized portion of the Facility was subject to a standby fee of 2.50% per annum. The Adjusted Term SOFR Rate meant on any date the Term SOFR Reference Rate published by CME Group Benchmark Administration Limited for the tenor comparable to the applicable interest period, plus credit spread adjustment.

The Facility was secured by a pledge of all the shares of Yellow Cake held by the Company (Note 4). The Facility was fully settled and extinguished on May 3, 2023.

The following outlines the movement of the margin loan:

	US$'000	$
Balance, as at April 30, 2022	10,047	12,908
Draw-down	8,000	10,696
Less: principal payment	(11,121)	(14,864)
Interest expense	1,270	1,628
Interest paid	(1,019)	(1,348)
Unrealized foreign exchange loss	—	706
Balance, as at April 30, 2023	7,177	9,726
Less: principal payment	(7,054)	(9,559)
Interest paid	(123)	(167)
Balance, as at January 31, 2024	—	—

8. Issued Capital

8.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

At-the-Market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the "Agents"), for an at-the-market equity program (the "ATM Program").

The 2021 Distribution Agreement allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") under the ATM Program. The ATM Shares were issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program were sold at the prevailing market price at the time of sale. The 2021 Distribution Agreement was terminated on September 1, 2022.

On September 1, 2022, the Company renewed its ATM Program that allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program were sold at the prevailing market price at the time of sale. Sales of ATM Shares were made pursuant to the terms of an equity distribution agreement dated September 1, 2022 (the "2022 Distribution Agreement"). The 2022 Distribution Agreement was terminated on July 14, 2023.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.1 Common Shares (continued)

On August 8, 2023, the Company renewed its ATM Program that allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated August 8, 2023 (the "2023 Distribution Agreement"). Unless earlier terminated by the Company or the Agents as permitted therein, the 2023 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2024.

During the nine months ended January 31, 2024, the Company issued 870,910 common shares under the 2023 ATM Program for gross proceeds of $3,534, with aggregate commissions paid or payable to the Agents and other share issue costs of $88.

Public Offering

On October 17, 2023, the Company completed a public offering by way of short form prospectus of 10,205,000 common shares (the "Offered Shares") at a price of US$2.94 per Offered Share (the "Offering Price") for gross proceeds of $40,948. Pursuant to an underwriting agreement dated October 11, 2023, among the Company and the underwriters, the Company granted the underwriters an over-allotment option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 1,530,750 common shares. The underwriters did not exercise the over-allotment option and it expired on November 16, 2023. Uranium Energy Corp., a shareholder and related party of the Company, purchased 1,930,750 Offered Shares, representing approximately 19% of the number of Offered Shares, under the public offering.

8.2 Reserves

Common Share Purchase Warrants and Options

The following outlines the movements of the Company’s warrants and share options:

	Warrants	Share Options	Total
	($)	($)	($)
Balance, as at April 30, 2022	4,430	1,058	5,488
Common shares issued upon exercise of warrants	(12)	—	(12)
Common shares issued upon exercise of options	—	(48)	(48)
Share-based compensation	—	849	849
Balance, as at January 31, 2023	4,418	1,859	6,277
Common shares issued upon exercise of warrants	(36)	—	(36)
Share-based compensation	—	78	78
Balance, as at April 30, 2023	4,382	1,937	6,319
Common shares issued upon exercise of warrants	(565)	—	(565)
Share-based compensation	—	614	614
Balance, as at January 31, 2024	3,817	2,551	6,368

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.2 Reserves (continued)

During the nine months ended January 31, 2024, 2,251,520 warrants were exercised. 15,142,428 warrants were outstanding as at January 31, 2024.

As at January 31, 2024, there are 15,046,840 Listed Warrants at an exercise price of $2.00 per share (Note 1), and 95,588 unlisted common share purchase warrants (the "Unlisted Warrants"). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.

Subsequent to January 31, 2024, 378,773 Listed Warrants were exercised for $758.

Share Options

The following outlines movements of the Company’s share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at April 30, 2023	1,196,000	3.50
Granted	501,300	3.03
Balance at January 31, 2024	1,697,300	3.36

On August 21, 2023 and August 29, 2023, the Company granted 418,800 and 32,500 share options at an exercise price of $2.92 per share and $3.30 per share to certain directors, officers, employees and consultants of the Company, respectively. These options are valid for a period of five years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

On November 8, 2023, the Company granted 50,000 share options at an exercise price of $3.76 per share to a consultant of the Company. These options are valid for a period of three years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 4, 8 and 12 months thereafter.

The weighted average fair value of the share options granted was $1.69 per share and it was estimated at the date of grants using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	4.28%
Expected life (years)	3.90
Expected volatility	71.46%
Expected dividend yield	0.00%
Estimated forfeiture rate	4.55%

As there is insufficient trading history of the Company's common shares prior to the date of grant on August 21, 2023 and August 29, 2023, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.2 Reserves (continued)

A summary of share options outstanding and exercisable at January 31, 2024, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
5.46	40,000	5.46	2.62	40,000	5.46	2.62
4.93	5,000	4.93	2.95	5,000	4.93	2.95
4.20	1,000	4.20	3.61	1,000	4.20	3.61
4.10	50,000	4.10	2.33	50,000	4.10	2.33
3.76	50,000	3.76	2.77	12,500	3.76	2.77
3.49	612,500	3.49	2.33	612,500	3.49	2.33
3.31	100,000	3.31	1.28	100,000	3.31	1.28
3.31	332,500	3.31	3.28	332,500	3.31	3.28
3.30	32,500	3.30	4.58	8,125	3.30	4.58
3.26	25,000	3.26	3.39	25,000	3.26	3.39
3.15	5,000	3.15	3.73	3,750	3.15	3.73
2.92	418,800	2.92	4.56	104,700	2.92	4.56
2.88	25,000	2.88	3.43	25,000	2.88	3.43
	1,697,300	3.36	3.11	1,320,075	3.46	2.74

The amount of share-based compensation expense recognized during the three and nine months ended January 31, 2024, was $186 (2023: $113) and $614 (2023: $849), respectively.

8.3 Earnings (Loss) Per Share

For the three and nine months ended January 31, 2023, the Company's outstanding warrants and stock options were not included in the calculation of diluted loss per share as they were anti-dilutive.

	For the three months ended January 31,		For the nine months ended January 31,
	2024	2023	2024	2023
	($)	($)	($)	($)
Net income (loss) for the period	3,518	(1,798)	4,207	(6,512)

Basic weighted average number of common shares	112,544,430	99,126,202	105,083,827	97,415,996
Basic earnings (loss) per share	0.03	(0.02)	0.04	(0.07)

Effect of dilutive securities
Warrants	7,757,254	—	6,711,056	—
Stock options	273,657	—	50,056	—
Diluted weighted average number of common shares	120,575,341	99,126,202	111,844,939	97,415,996
Diluted earnings (loss) per share	0.03	(0.02)	0.04	(0.07)

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Financial Instruments

At January 31, 2024 the Company's financial assets include cash, restricted cash, short-term investments and other receivables. The Company's financial liabilities include accounts payable and accrued liabilities, and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, other receivables, and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company. Lease liability is measured at amortized cost. The fair value of the lease liability approximates its carrying value as its interest rate is comparable to current market rates.

9.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

9.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances is uninsured as at January 31, 2024. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash, restricted cash balance and other receivables.

9.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from January 31, 2024. The Company's working capital (current assets less current liabilities) as at January 31, 2024 was $193,907. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

9.4 Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

9.5 Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at January 31, 2024, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $703 on other comprehensive income.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Financial Instruments (continued)

9.6 Currency risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income due to currency fluctuations include cash denominated in U.S. dollars and UK pounds sterling. The impact of a Canadian dollar change against U.S. dollars and UK pounds sterling on cash by 10% would not have a significant impact on net income for the nine months ended January 31, 2024.

10. Related Party Transactions

10.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended January 31, 2024 and 2023, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein and elsewhere in these condensed interim consolidated financial statements.

10.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity.

The remuneration of directors and key management for the three and nine months ended January 31, 2024 and 2023, comprised of:

	For the three months ended January 31,		For the nine months ended January 31,
	2024	2023	2024	2023
	($)	($)	($)	($)
Management salaries	115	94	305	268
Directors' fees	46	52	148	149
Share-based compensation	110	76	363	489
Total	271	222	816	906

11. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and trading of physical uranium. Except for the royalties on uranium projects located in the United States and Namibia, substantially all of the Company's assets and liabilities are held within Canada.

12. Commitments

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound, of which 300,000 pounds U3O8 were delivered in October 2023. The deliveries of the remaining 200,000 pounds U3O8 for a total payment of approximately $13 million are required in June 2024 and April 2025.

13. Subsequent Events

Other than as disclosed elsewhere in these condensed interim consolidated financial statements, the following material events occurred subsequent to January 31, 2024:

The Company entered into agreements to purchase 350,000 pounds U3O8 at a weighted average price of US$102.86 per pound for a total consideration of US$36 million. The purchase price for such uranium is due in March 2024, May 2024 and September 2024.

On February 9, 2024, the Company completed a public offering by way of short form prospectus of 6,724,600 common shares at a price of US$3.40 per common share for gross proceeds of US$22,864. The Company granted the underwriters an over-allotment option, exercisable at US$3.40 per common share for a period of 30 days following the closing of the public offering, to purchase up to an additional 1,008,690 common shares, which option was not exercised. Uranium Energy Corp., a shareholder and related party of the Company, purchased 1,047,614 common shares under this public offering.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

13. Subsequent Events (continued)

On March 5, 2024, Orano settled the royalty payment related to the production from the McArthur River mine for calendar year 2023 by delivering 12,165 pounds U3O8 to the Company's storage account at Blind River in Canada.